Item 77I

Registrant issued a new class of securities on or about December 22, 2005 consisting of auction rate preferred stock, $0.001 par value per share, Series A, Series B and Series C, respectively (referred to collectively as "ARP Shares"). ARP Shares have a liquidation preference of $25,000 per share, plus any accumulated, unpaid dividends. Investors in ARP Shares are entitled to receive cash dividends at an annual rate that may vary for each dividend period. A more detailed description of the terms of ARP Shares can be found in the Section entitled "Description of Auction Rate Preferred Stock" appearing in the prospectus filed with the Securities & Exchange Commission pursuant to Rule 497(c) and (h) on December 19, 2005
(File No. 333-129409) and incorporated herein by reference.